Exhibit 99.27

Florham Park, NJ
Original Issue Date: July 21, 2025
Original Principal Amount: $6,812,230.00

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned CELULARITY INC., a Delaware corporation, a corporation formed under the laws of the state of Delaware (“Maker”), or any successor in interest, promises to pay, to Lim Kok Thay (“Payee”), or its designated assignee, the aggregate principal sum of SIX MILLION EIGHT HUNDRED TWELVE THOUSAND TWO HUNDRED THIRTY DOLLARS ($6,812,230.00) with interest at the Interest Rate (as hereinafter defined) on the unpaid principal amount from the date hereof until the said principal amount has been paid in full, whether at the Maturity Date (as hereinafter defined) or otherwise, all as more fully set forth herein. Principal and interest of the Note shall be paid on or March 21, 2026 the “Maturity Date” unless otherwise converted in accordance with the provisions set forth below.

The “Interest Rate” shall be two (2%) percent per annum, until the principal amount of this Note, together with all unpaid accrued interest, thereon, shall have been paid in full; provided, however, that in no event shall the Interest Rate exceed the maximum rate or amount permitted by applicable law. Accrued interest shall be computed on the basis of a 365-day year for the actual number of days elapsed during the period for which computed. Each payment of principal and interest shall first be applied to accrued interest due hereunder and the balance, if any, to the principal hereof.

All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America by wire to the bank account of Payee or in same day funds at the office of Payee set forth above, or at such place as shall be designated by Payee in writing. Until notified in writing of the transfer of this Note, Maker shall be entitled to deem Payee or such person who has been so identified by the transferor in writing to Maker as the holders of this Note as the owners and holders of this Note. Payee shall be entitled to assign this Note and all of its rights, privileges, interests, and remedies hereunder to any other persons, firm, entity, bank, or corporation whatsoever without notice to or consent by the Maker, and such assignee shall be entitled to the benefits of this Note and to exercise all such rights, interests, and remedies as fully as Payee. Maker may not assign this Note without the express written consent of the Payee, which may be withheld in its sole discretion.

The Maker confirms to the Payee that a portion of the net proceeds from the issuance of the Note shall be used to fully settle the principal and all accrued interest of the loan extended by C.V. Starr & Co.(“Starr”) to the Maker pursuant to the Loan Agreement between the Maker and Starr dated 17 March 2023, as amended from time to time (the “Starr Loan Agreement”).

Grant of Security Interest. The Maker hereby reaffirms its grant, and grants, to the Payee, to secure the payment and performance in full of the Note, a continuing security interest in, and pledges to the Payee, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof; provided, that, notwithstanding anything to the contrary herein or in any other loan document, the Collateral shall not include any Excluded Assets.

“Collateral” means, all of the Maker’s right, title and interest in and to the following personal property:

(a)          All goods, accounts (including health-care receivables), equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles, intellectual property, commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, certificates of deposit, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, securities accounts, securities entitlements and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and

(b)          All the Maker’s books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

Notwithstanding anything to the contrary herein, the Collateral shall not include any Excluded Assets.

“Excluded Assets” means (a) voting equity interests in a controlled foreign corporation (as defined in the United States Internal Revenue Code) to the extent such security interest could reasonably cause the Maker to suffer adverse tax consequences, (b) any general intangible or instrument solely to the extent the grant of a security interest in such general intangible or instrument is prohibited by the terms of such general intangible or instrument and would result in the termination of such general intangible or instrument and such prohibition is not rendered ineffective pursuant to the UCC or any other applicable law, (c) any “intent to use” trademark applications for which a statement of use has not been filed and accepted with the United States Patent and Trademark Office, (d) Excluded Accounts, and (e) any personal property or other assets relating to or used in connection with the Maker’s commercial biomaterials and biobanking businesses.

Maker may, upon at least three (3) days’ notice to Payee, prepay this Note in whole or in part, without penalty or premium. Any prepayment of principal of this Note shall include interest to the date of prepayment on the principal amount being prepaid.

Maker agree that all disputes arising, directly or indirectly, out of or relating to this Note and all actions to enforce this Note may be dealt with and adjudicated exclusively in the state courts of Delaware or the federal courts sitting in Delaware, and hereby expressly and irrevocably submits the person to the jurisdiction of such courts in any suit, action or proceeding arising, directly or indirectly, out of or relating to this Note or in any action to enforce this Note. So far as is permitted under the applicable law, this consent to jurisdiction shall be self-operative and no further instrument or action, other than service of process in one of the manners specified herein or as otherwise permitted by law, shall be necessary in order to confer jurisdiction upon the Maker in any such court.

Maker irrevocably waives, by way of motion, as a defense or otherwise (i) any objection which it may have or may hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court as is mentioned in the previous paragraph; (ii) any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum; or (iii) any claim that it is not subject to the jurisdiction of the above-named courts; provided that if service of process is effected upon Maker in one of the manners specified in this paragraph or as otherwise permitted by law, Maker agrees that final judgment from which Maker have not or may not appeal or further appeal in any such suit, action or proceeding brought in such court of competent jurisdiction shall be conclusive and binding upon Maker and, may so far as is permitted under the applicable law, be enforced in the courts of any state or any federal court and in any other courts to the jurisdiction of which Maker is subject, by a suit upon such judgment and that Maker will not assert any defense, counterclaim, or set off in any such suit upon such judgment. Maker promises to pay all costs and expenses, including reasonable attorney’s fees, incurred in the collection and enforcement of this Note.

Notwithstanding anything contained in this Agreement to the contrary, it is expressly understood and agreed by the Parties hereto that each and every representation, warranty, covenant, undertaking and agreement made in this Agreement was not made or intended to be made as a personal representation, undertaking, warranty, covenant, or agreement on the part of any individual or of any partner, stockholder, member or other equity holder of either Party hereto, and any recourse, whether in common law, in equity, by statute or otherwise, against any such individual or entity is hereby forever waived and released.

This Note is being delivered and is intended to be performed in the State of Delaware and is governed by the laws of the State of Delaware excluding any laws relating to the conflict or choice of laws.

If any term or provision of this Note or the application thereof to any persons or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Note or the application of such term or provision to persons or circumstances other than those as to which it is held or unenforceable shall not be affected thereby, and each term and provision of this Note shall be valid and enforceable to the fullest extent permitted by law.

IN WITNESS WHEREOF, Maker and has caused this Note to be executed and delivered as of the day and year first above written.

CELULARITY INC.

By:	/s/ Robert J. Hariri
Name:	Robert J. Hariri, M.D., PhD.
Title:	Chairman and CEO